

February 13, 2009

Mr. Li Feilie, Chief Executive Officer
China Natural Resources Inc.
Room 2205, West Tower Shun Tak Centre
168- 200 Connaught Road Central
Sheung Wan HONG KONG

> **Re: China Natural Resources Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 3, 2008**
> **Response Letter Dated October 14, 2008**
> **File No. 0-26046**

Dear Mr. Feilie:

　　We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1.   We note General Instruction B(d) of Form 20-F, which states Regulation S-X applies to the financial information presented in this report. Rule 5-04(a)(3) of Regulation S-X requires Schedule I - condensed financial information of the Registrant, if the stated conditions are met. Please provide this schedule or provide us with your calculations to show such schedule is not required.

Liquidity and Capital Resources, page 32

2.   Please revise your disclosure to address the nature and extent of any legal or economic restrictions on the ability of subsidiaries to transfer funds to you in the form of cash dividends, loans or advances, and the impact such restrictions have had or are expected to have on your ability to meet your cash obligations. Refer to Item 5.B.1(6) of Form 20-F.

3.   This discussion should also address your treasury policies and objectives in terms of the manner in which treasury activities are controlled, and the currencies in which cash or cash equivalents are held. Refer to Item 5.B.2 of Form 20-F.

Report of Independent Registered Public Accounting Firm, page F-1

4.   We note that the independent auditor issued the report in Denver, CO, while you are a British Virgin Island corporation with operations in China. To the extent that your auditor relied on an opinion of other auditors, reference to that reliance should be made in the principle auditors' report and the separate audit report of the other accountant is required to be filed. Please identify the principal auditor and where the accounting records for the operations in China and the British Virgin Islands are maintained. Refer to Rule 2-05 of Regulation S-X.

Consolidated Financial Statements, page F-2

5.   We note your response to prior comment one in our letter of September 19, 2008, in which you state you do not have proven reserves under Industry Guide 7. As such, your operations must be in the "exploration stage" as defined by Industry Guide 7(4)(i). Until such time as you establish reserves as defined in the Guide, revise your financial statement headnotes and footnotes to include a description of the Registrant as being in the "exploration stage". See Instruction 1 to paragraph (a) of Industry Guide 7 and our website under Section II.F.10 titled "Exploration Stage (Development Stage) Mining Companies" at http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

Notes to Consolidated Financial Statements

Note 1 – Organization and Principal Activities, page F-9

6.   Your footnote disclosure indicates you sell zinc, iron and other minerals. Your management discussion on page 30 discusses only the volume of zinc sold. Add disclosure as to what mineral or minerals are the primary source of your reported revenues, and how you have accounted for the sale or credits received for any by-product minerals in your financial statements.

Note 2 - Summary of Significant Accounting Policies

(e) – Property and equipment, page F-12

7.   Your policy indicates you capitalize and amortize mining rights, mine development and exploration rights. For each of these categories, tell us:
   - the amount you have capitalized that are the result of a business combination accounted for under Statement of Financial Accounting Standards (SFAS)141,
   - the amount you have capitalized that are not the result of a business combination accounted for under SFAS 141.

8.   In the absence of proven reserves, all mining activity, including amounts incurred for mining rights, mine development and exploration rights not accounted for under SFAS 141, is considered exploration activity and should be expensed. Please revise your financial statements, considering the requirements of SFAS 154, to expense these amounts, and revise your accounting policies accordingly. See our website under Section II.F.1 titled "Mining Exploration Costs" at http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

9.   The amount of mining rights and mine development assets you have capitalized that are the result of a business combination accounted for under SFAS 141 should not be amortized in the absence of proven reserves, but rather evaluated for impairment using the guidance under Emerging Issue Task Force Issue 04-3. Please revise your financial statements and footnotes accordingly to report such impairment expense as appropriate.

10.   The amount of exploration rights you have capitalized that are the result of a business combination accounted for under SFAS 141 should be evaluated under Emerging Issue Task Force Issue 04-2, paragraph 7 to determine whether they are mineral rights. Tell us whether the capitalized exploration rights include an option to extract and retain at least a portion of the benefits from the mineral deposits. To the extent such an option is not present, the exploration rights should be expensed as an exploration activity. See our website under Section II.F.1 titled "Mining Exploration Costs" at http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

Note 13 – Concentration of risk, page F-23

11.   The mining rights and mine development costs you have capitalized under SFAS 141 are subject to potential impairment in the near term due to a lack of proven reserves. Revise your footnotes to disclose this situation, as required by Statement of Position 94-6, paragraphs 12-19, or tell us the facts and circumstances you considered in order to conclude such disclosure is not required.

Engineering Comments

12.   We note your response to prior comment 1, in which you indicate you do not have proven or probable reserves as defined by Industry Guide 7. Absent reserves, your status for U.S. SEC filings is that of an exploration company, despite your current mining and processing activities. Please reflect this change of status within your filing and include a clear statement your company does not have any proven and probable reserves.

13.   In addition, the terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These terms reference the development stage, when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals from the reserves. Since you do not disclose any proven or probable reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore, exploration or other terminology that describes your activities without implying you are economically viable.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Gary Newberry at (202) 551-3761, or Kim Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief